FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 17, 2004

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EQUANT ANNOUNCES 2003 RESULTS

  Operating income before depreciation and amortization (1) increased by 52 percent from $192 million to $292 million
  Operating free cash flow (2) positive for the first time
  Net loss reduced by 40 percent from $590 million to $356 million
  Total revenues of $2,949 million in line with guidance; approximately 1 percent below 2002
  Robust cost controls yielded savings of $124 million in total costs before depreciation
  Net cash and loans (3) increased by $34 million to $479 million

AMSTERDAM, The Netherlands- February 11, 2004 - Equant (Euronext Paris: EQU) (NYSE: ENT) today announced its results for the fiscal year ended December 31, 2003.

Financial Highlights

(French GAAP; U.S. dollars in millions)	2003 Actual	2002 Actual	%Better/ (Worse)
Total revenues	2,949	2,973	(0.8)
Gross profit	917	899	2.0
Selling, general and administrative expenses	625	707	11.6
Operating income before depreciation and amortization (1)	292	192	51.9
Depreciation and amortization	483	488	1.1
Share plans credit	-	(10)	-
Restructuring and integration	85	98	13.3
Operating loss	276	384	28.1
Net loss	356	590	39.7
Capital expenditures	280	369	24.1
Working capital improvement	105	204	-
Operating free cash flow (2)	12	(177)	-
Net cash and loans (3)	479	445	7.7

(1) Operating income before depreciation and amortization is operating result before depreciation, amortization, share plans and restructuring and integration

(2) Operating free cash flow is operating income before depreciation and amortization (1) minus capital expenditures

(3) Net cash and loans includes $138 million of cash on deposit with, and $150 million of unsecured short-term loans to, France Telecom less bank loans. At December 31, 2002 net cash and loans was also stated net of $1 million of capital leases.

Commenting on Equant's results, Daniel Caclin, president and chief executive officer of Equant, said: "In 2003, we delivered the operational and financial expectations arising from the highly complex integration of Equant and Global One. The integration has led to a significant improvement in our financial performance; in particular a 52 percent increase in operating income before depreciation and amortization (1) and positive operating free cash flow for the first time. We have also streamlined our organization ensuring that we are leaner and more focused on our expansion areas.

"We are now ready to reinforce our position among the leading providers of global, integrated and customized communication solutions, for the benefit of our customers, as they seek to improve their business processes. To drive our strategic development, we will leverage our global network and reach, our unmatched MNCs customer base, our unique employee skills and our solid finances. This will position us for profitable growth and create value for all its stakeholders.

"We have set ourselves ambitious targets to accelerate our development. I am convinced that 2004 will be another year of success for Equant."

Revenues

The Company's revenues for 2003 of $2,949 million were in line with guidance; approximately 1 percent below 2002. Compared with 2002, foreign exchange movements had a positive effect of $129 million on the Company's revenues driven in particular by the sharp appreciation of the Euro against the US dollar.

Revenues in 2003 reflected the Company's strategy of developing its direct sales and expanding its services offering. The Company expanded its Direct Network Services, posting a revenue increase of 8.3 percent driven by solid growth in Western Europe. This growth was offset by a decrease in revenues from other business lines, in particular Indirect Network Services and the SITA contract, which, as expected, saw the expiry of the minimum revenue commitment at the end of June 2003.

During the year, the Company announced numerous multi-million dollar contracts with major customers, including a major outsourcing contract with Zurich Financial Services.

Gross Profit and Gross Margin

The Company's gross profit was $917 million in 2003, an increase of $18 million, or 2 percent, from $899 million in 2002, despite stable revenues. The gross margin was 31.1 percent compared with 30.2 percent in 2002.

The gross profit increase reflected a $42 million reduction in direct costs, net of other operating income. The network restructuring and integration activities since 2001 have yielded significant cost savings and the Company expects to enjoy further benefits in the future. Total network costs have fallen by approximately 15 percent from 2002 to 2003, notwithstanding the adverse impact of foreign exchange. The Company's access and data termination costs for 2003 were approximately 6 percent below those of 2002, following completion of initiatives to identify redundant or high cost circuits, and we have seen an 18 percent reduction in the cost of transmission over the same period. The overall reductions in network costs have been partially offset by increased costs to support additional fulfillment and outsourcing revenues.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses of $625 million for 2003 were down $82 million or 12 percent from last year. SG&A expenses as a percentage of revenue declined to 21.2 percent compared with 23.8 percent in 2002.

Facilities costs fell by over 19 percent during 2003, as we closed 33 sales and administrative offices. Our sales force continues to be successful adding 81 new accounts during the year. Indirect taxes decreased by over 50 percent as legislation covering certain U.S. sales taxes was changed, and professional fees fell by almost 9 percent as the company re-evaluated a number of its supplier arrangements.

Both staff-related expenditure and headcount declined by approximately 3 percent between 2002 and 2003, as SG&A staff numbers fell from 3,727 at the beginning of the year to 3,611 at the end of the year.

The Company expects to make further reductions in SG&A expenses during 2004, as the ongoing focus on cost control should enable further efficiencies.

Total costs before depreciation (cost of services and products sold, net of other operating income, and sales and general and administrative expenses) fell by $124 million or 5 percent to $2,657 million. Excluding the impact of exchange rate movements total costs, before depreciation, would have fallen by 11 percent.

Operating income before depreciation and amortization (1)

Operating income before depreciation and amortization (1) was $292 million compared with $192 million in 2002. As a result of the improved gross profit and the reduction in expenses, the margin of operating income before depreciation and amortization (1) for the year was 9.9 percent compared with 6.5 percent in the comparative period.

Other Operating Expenses

Depreciation and Amortization (excluding goodwill amortization)

Total depreciation and amortization charges, excluding goodwill amortization, were $483 million compared with $488 million in 2002. The charge for 2003 includes a charge of approximately $30 million as a result of a change in the estimation of the useful lives of certain former Global One assets. The charge for 2002 includes $24 million for the write off of certain assets, primarily related to capacity purchased from bankrupt suppliers and consequently unutilizable. This charge was previously classified as a non-recurring charge.

We expect depreciation to fall slightly in 2004 but then to reduce further as the asset base matures and integration and operating benefits reduce our future capital expenditures expectations.

Restructuring and Integration

The Company incurred $198 million of restructuring and integration costs before recoveries of $113 million from France Telecom. The major components of the gross charge were personnel related costs of $63 million, lease exit charges of $60 million, asset write offs of $41 million and other integration costs of $26 million. The net charge of $85 million compares with $98 million in 2002. The Company's right to claim reimbursement from France Telecom for certain restructuring and integration costs ceased on June 29, 2003.

Operating Loss

The operating loss of $276 million in 2003 is a substantial improvement over the loss of $384 million in 2002 driven by the growth in gross profit and reductions in SG&A and restructuring and integration charges.

Non-Operating Expenses

Financial Expense and Income

The Company recognized a foreign exchange loss of $22 million in 2003 compared with a gain of $8 million in 2002, as the steep decline in the value of the U.S. dollar during the second half of the year increased the cost of settling our non-U.S. dollar denominated liabilities that were not covered by forward contracts.

Income Taxes

The Company both receives revenues and incurs costs in numerous countries and even if an overall loss is incurred, typically, a taxable profit is made in certain entities. The $5 million increase in the tax charge in 2003 compared with 2002 reflects changes in the profitability mix by entity. Taxes paid in 2003 totaled $16 million.

Equity in Loss of Affiliate

Our equity in the loss of Radianz has increased by $14 million, or 49 percent to $41 million in 2003 from $27 million in 2002. The 2003 result was adversely affected by a $8 million charge, being our share of a fixed asset impairment recognized by Radianz due to the under-utilization of a hosting center.

Net Loss per Share

The net loss of $356 million for 2003, or $1.22 per share, is inclusive of restructuring and integration charges of $85 million ($0.29 per share) and is an improvement of 40 percent over the net loss of $590 million, or $2.01 per share, in 2002.

Additional Information

Total capital expenditures for 2003 were $280 million including expenditure of $46 million for the purchase of transmission capacity in the form of indefeasible rights of use, (IRUs). Capital expenditures in 2002 totaled $369 million including expenditure of $37 million for the purchase of IRUs. Capital expenditures in 2003 were 9.5 percent of revenues. Approximately 80 percent of the Company's capital expenditures in 2003 related to network equipment.

Working capital improved by $105 million as the Company continued its management of working capital requirements achieving major reductions in both related and third party receivables, partially offset by a reduction in payables.

At December 31, 2003, the Company's net cash and loans (3) totaled $479 million, an increase of $34 million from December 31, 2002. The improved net cash and loans position reflects the Company's improved adjusted operating income together with its continued focus on cash management and optimization of capital expenditures.

The Company's headcount at December 31, 2003 was 9,547 compared with 10,132 at December 31, 2002.

Outlook

The environment for corporate business solutions is expected to remain challenging, particularly in the first half of 2004. As announced at the beginning of the year, the Company will actively pursue its expansion into integrated networks and IT solutions. As a global company, Equant is impacted by currency fluctuations and in 2004 will drive its operations towards a small increase in its annual revenue, an increase in its operating income before depreciation and amortization (1) and will remain operating free cash flow positive.

The company will host a conference call for investors on February 12, 2004 at 10 a.m. (EDT) and 4 p.m. (CET). The call can be accessed via the Equant Web site at www.equant.com or by dialing +1-913-981-5568 in North America or +44-20-7784-1005 in Europe and in France +33-1-70-70-60-60. A replay will be available through midnight EDT, Monday February 16, and can be accessed by dialing +1-719-457-0820. The passcode is 407217.

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise - including unmatched seamless network reach in 220 countries and territories and local support in more than 165 countries - with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers key business processes. Equant serves thousands of the world's top companies, with the industry's most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by 1,000 global businesses today. Equant, a subsidiary of France Telecom, was named Best Global Carrier 2003 and Best Managed Service 2003 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction

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This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to our history of operating losses, the unpredictability of growth in our industry, the fact that the interests of France Telecom, our largest shareholder, may differ from the interests of our other shareholders, changing technology, uncertain and changing regulatory restrictions, currency fluctuations, dependence on suppliers, network security issues, intense competition, in our industry, and volatility of our stock price. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:

Equant Media Relations	Equant Investor Relations
Fredric Emmert +1 571 643 7114 fredric.emmert@equant.com	Ashley Rayfield +44 208 321 4581 ashley.rayfield@equant.com

Europe	Isabelle Guibert +33 1 46 46 99 53 isabelle.guibert@equant.com
Frédéric Gielec +33 1 46 46 21 89 frederic.gielec@equant.com

Asia Pacific Australasia
Shirley Ng +65 335 6730 shirley.ng@equant.com

France Telecom
Nilou du Castel Head of France Telecom Group press office +33 1 44 44 93 93 nilou.ducastel.@francetelecom.com

Caroline Chaize Service de Presse Groupe France Telecom + 33 1 44 44 93 93 caroline.chaize@francetelecom.com

Consolidated Statements of Operations
(U.S. dollars millions, except per share data)
		Years ended December 31,
		2001		2002		2003
Sales of services and products		$2,390.7		$2,973.1		$2,948.9

Cost of services and products sold		(1,847.0)		(2,269.9)		(2,174.4)
Other operating income		146.4		196.1		142.4
Gross profit		690.1		899.3		916.9

Selling, general and administrative expenses		(554.8)		(707.3)		(625.3)
Operating result before depreciation, amortization, share plans and restructuring and integration		135.3		192.0		291.6

Depreciation and amortization, excluding goodwill (1)		(299.2)		(487.7)		(482.4)
Share plans		7.1		9.9		-
Restructuring and integration (1)		(110.2)		(98.1)		(85.1)
Operating loss		(267.0)		(383.9)		(275.9)

Financial (charges) / income		(17.9)		13.3		(21.7)
(Loss on) / reversal of provision for investments accounted for at cost		(13.1)		0.3		-
Income taxes		(41.6)		(11.9)		(17.0)
Employee profit sharing		-		(0.6)		(0.9)
Equity share in loss of affiliate		(25.3)		(27.3)		(40.6)
Net loss from continuing operations, before minority interests and goodwill amortization
		(364.9)		(410.1)		(356.1)

Goodwill amortization		(21.7)		(24.1)		-
Exceptional amortization of goodwill		-		(154.8)		-
Minority interests		(0.6)		(0.7)		(0.1)
Net loss from continuing operations		(387.2)		(589.7)		(356.2)

Net loss from discontinued operations		(2.6)		-		-
Gain on disposal of discontinued operations		13.4		-		-
Net loss		$(376.4)		$(589.7)		$(356.2)

Per share data - basic and diluted
Net loss from continuing operations	U.S.$	(1.56)	U.S.$	(2.01)	U.S.$	(1.22)
Discontinued operations		0.04		-		-
Net loss per share	U.S.$	(1.52)	U.S.$	(2.01)	U.S.$	(1.22)

Basic weighted average number of shares (thousands)		247,985.6		292,706.0		292,728.6

(1) Prior year reclassified for comparative purposes

Consolidated Balance Sheet
(Prepared under French GAAP U.S. dollars in millions)
	At December 31,
	2001	2002	2003
ASSETS
Goodwill and other intangible assets	$180.2	$-	$-
Long-lived assets, plant property and equipment, net	1,193.3	1,154.4	1,030.8
Long-lived assets, indefeasable rights of use, net	197.2	151.9	139.2
Investments accounted for under the equity method	133.6	101.4	59.1
Investments at cost	6.2	5.1	5.1
Long-term lease receivables	25.6	4.6	4.9
Other non-current assets	49.9	47.1	56.8
Total non-current assets	1,786.0	1,464.5	1,295.9

Inventories	12.0	17.1	14.5
Trade accounts receivable from related parties	688.4	581.5	448.3
Trade accounts receivable, other	578.9	422.9	354.6
Short-term lease receivables	14.1	13.7	3.6
Deferred income taxes	-	-	8.0
Sales and other taxes recoverable	90.4	115.0	148.2
Other current assets and prepaid costs	163.5	127.3	106.8
Short-term loan to France Telecom	-	-	150.0
Cash and cash equivalents	385.8	452.2	330.1
Total current assets	1,933.1	1,729.7	1,564.1
Total assets	$3,719.1	$3,194.2	$2,860.0

LIABILITIES AND SHAREHOLDERS' EQUITY
Ordinary shares	$3.2	$3.2	$3.2
Convertible preference shares	0.1	0.1	0.1
Additional paid-in capital	2,912.4	2,912.4	2,912.5
Accumulated deficit	(148.2)	(524.6)	(1,114.3)
Net loss for the year	(376.4)	(589.7)	(356.2)
Statutory reserves	0.8	0.8	0.8
Cumulative foreign currency translation adjustment	(114.4)	(24.9)	82.5
Total shareholders' equity	2,277.5	1,777.3	1,528.6

Minority interests	0.4	0.7	0.5

Provisions for liabilities and charges	29.6	39.8	70.9
Bank loans, less current portion	1.0	-	-
Long-term capital leases, less current portion	3.0	0.7	0.2
Other non-current liabilities	101.8	83.9	70.1
Total non-current liabilities	135.4	124.4	141.2

Bank loans and overdrafts (1)	8.2	7.0	1.0
Current portion of capital leases (1)	0.6	0.5	0.3
Trade accounts payable to related parties	451.4	344.6	280.6
Trade accounts payable, other	127.8	303.0	272.0
Accrued liabilities (1)	338.0	220.8	176.8
Deferred income	75.6	78.3	79.4
Employee liabilities (1)	73.5	84.0	150.1
Taxation liabilities	91.2	134.8	162.3
Other current liabilities	121.1	89.9	43.9
Short-term provisions (1)	18.4	28.9	23.3
Total current liabilities	1,305.8	1,291.8	1,189.7
Total liabilities and Shareholders' equity	$3,719.1	$3,194.2	$2,860.0

(1) Prior year reclassified for comparative purposes

Consolidated Statements of Cash Flows
(U.S. dollars in millions)
	Years ended December 31,
OPERATING ACTIVITIES	2001	2002	2003

Net loss	$(376.4)	$(589.7)	$(356.2)
Adjustments to reconcile net loss to net cash provided by operating activities
Minority interests	0.6	0.7	0.1
Loss on sale and impairment of long-lived assets (1)	14.2	-	3.9
Depreciation and amortization (1)	320.9	666.6	482.4
Share plans	(7.1)	(0.1)	-
Restructuring asset write off	3.1	74.2	40.7
Movement on provisions	-	-	25.5
Changes in valuation allowances	-	-	(21.6)
Gain on disposal of discontinued operations	(13.4)	-	-
Non-operating finance charges	2.1	-	-
Impairment/(write back) of investments carried at cost	13.1	(0.3)	-
Equity in loss of affiliate	25.3	27.3	40.6
Deferred income taxes	41.3	-	(8.0)
Net cash provided by operating activities before changes in operating assets and liabilities	23.7	178.7	207.4

Change in trading balances with SITA, Radianz and France Telecom	(68.2)	(16.3)	-
Changes in operating assets and liabilities	(141.1)	204.4	105.0

Net cash flows (used in) / provided by operating activities	(117.4)	383.1	312.4

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(346.8)	(332.3)	(234.0)
Proceeds from disposal of equipment	6.1	-	-
Purchase of IRUs	(65.4)	(36.9)	(46.1)
Proceeds from disposal IRUs	7.4	-	-
Net cash effect of acquisitions (including cash in acquired companies in 2001 $295.3, in 2002 & 2003 $nil )	265.9	-	(2.3)
Proceeds from disposal of discontinued operations	3.6	-	-
Proceeds from disposal of investments accounted at cost	-	1.4	-
Net cash used in investing activities	(129.2)	(367.8)	(282.4)

FINANCING ACTIVITIES
Proceeds from issuance of shares	1,000.0	-	-
Short-term loan to France Telecom	-	-	(150.0)
Decrease in bank loans and overdrafts (1)	(1.1)	(2.2)	(6.0)
Decrease in capital leases (1)	(3.9)	(2.4)	(0.7)
France Telecom reimbursement under Contribution Agreement	-	18.0	-
Net repayment of short-term borrowings and bank overdrafts (1)	(19.7)	-	-
Proceeds from the settlement of foreign exchange contracts	-	37.0	-
Proceeds from long-term borrowing	202.0	-	-
Repayment of long-term borrowing (1)	(602.5)	-	-
Dividends paid by subsidiaries to minority shareholders	-	-	-
Net cash provided by / (used in) financing activities	574.8	50.4	(156.7)

Effect of changes in exchange rates on cash and cash equivalents	4.1	0.7	4.6
Increase / (decrease) in cash and cash equivalents	332.3	66.4	(122.1)
Cash and cash equivalents at beginning of the year	53.5	385.8	452.2
Cash and cash equivalents at end of the year	$385.8	$452.2	$330.1

(1) Prior year reclassified for comparative purposes